UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Interim Condensed Consolidated Financial Statements and Explanatory Notes for the three-month period ended 31 March 2016 and 2017

GEOPARK LIMITED

Interim condensed consolidated

financial statements

and explanatory notes

For the three-months period ended 31 March 2016 and 2017

GEOPARK LIMITED

31 MARCH 2017

CONTENTS

Page

3	Consolidated Statement of Income and Consolidated Statement of Comprehensive Income
4	Consolidated Statement of Financial Position
5	Consolidated Statement of Changes in Equity
6	Consolidated Statement of Cash Flow
7	Explanatory Notes

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GEOPARK LIMITED

31 MARCH 2017

CONSOLIDATED STATEMENT OF INCOME

Amounts in US$ ´000	Note	Three-months period ended 31 March 2017 (Unaudited)	Three-months period ended 31 March 2016 (Unaudited)
REVENUE	2	66,708	36,564
Commodity risk management contracts	4	5,387	-
Production and operating costs	5	(17,552)	(13,015)
Geological and geophysical expenses	6	(1,208)	(2,354)
Administrative expenses	7	(8,519)	(7,484)
Selling expenses	8	(448)	(2,671)
Depreciation		(15,716)	(21,522)
Other expenses		(521)	(740)
OPERATING PROFIT (LOSS)		28,131	(11,222)
Financial expenses	9	(9,532)	(9,535)
Financial income		289	572
Foreign exchange gain		2,909	7,457
PROFIT (LOSS) BEFORE INCOME TAX		21,797	(12,728)
Income tax (expense) benefit		(15,990)	685
PROFIT (LOSS) FOR THE PERIOD		5,807	(12,043)
Attributable to:
Owners of the Company		3,634	(9,255)
Non-controlling interest		2,173	(2,788)
Profits (Losses) per share (in US$) for profit (loss) attributable to owners of the Company. Basic		0.06	(0.15)
Profits (Losses) per share (in US$) for profit (loss) attributable to owners of the Company. Diluted		0.05	(0.15)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$ ´000	Three-months period ended 31 March 2017 (Unaudited)	Three-months period ended 31 March 2016 (Unaudited)
Profit (Loss) for the period	5,807	(12,043)
Other comprehensive income
Currency translation differences	532	2,415
Total comprehensive income (loss) for the period	6,339	(9,628)
Attributable to:
Owners of the Company	4,166	(6,840)
Non-controlling interest	2,173	(2,788)

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GEOPARK LIMITED

31 MARCH 2017

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$ ´000	Note	At 31 March 2017 (Unaudited)	Year ended 31 December 2016
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	10	480,363	473,646
Prepaid taxes		2,904	2,852
Other financial assets		20,871	19,547
Deferred income tax asset		19,839	23,053
Prepayments and other receivables		249	241
TOTAL NON CURRENT ASSETS		524,226	519,339
CURRENT ASSETS
Inventories		8,200	3,515
Trade receivables		13,351	18,426
Prepayments and other receivables		7,212	7,402
Prepaid taxes		18,820	15,815
Derivative financial instrument assets		2,361	-
Other financial assets		4,739	2,480
Cash at bank and in hand		70,258	73,563
TOTAL CURRENT ASSETS		124,941	121,201

TOTAL ASSETS		649,167	640,540
EQUITY
Equity attributable to owners of the Company
Share capital	11	60	60
Share premium		236,478	236,046
Reserves		130,650	130,118
Accumulated losses		(256,291)	(260,459)
Attributable to owners of the Company		110,897	105,765
Non-controlling interest		38,044	35,828
TOTAL EQUITY		148,941	141,593
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	12	309,509	319,389
Provisions and other long-term liabilities	13	42,811	42,509
Deferred income tax liability		3,337	2,770
Trade and other payables	14	32,266	34,766
TOTAL NON CURRENT LIABILITIES		387,923	399,434
CURRENT LIABILITIES
Borrowings	12	32,152	39,283
Derivative financial instrument liabilities		41	3,067
Current income tax liabilities		16,382	5,155
Trade and other payables	14	63,728	52,008
TOTAL CURRENT LIABILITIES		112,303	99,513
TOTAL LIABILITIES		500,226	498,947

TOTAL EQUITY AND LIABILITIES		649,167	640,540

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GEOPARK LIMITED

31 MARCH 2017

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
Amount in US$ '000	Share Capital	Share Premium	Other Reserve	Translation Reserve	Accumulated Losses	Non - controlling Interest	Total
Equity at 1 January 2016	59	232,005	127,527	(4,511)	(208,428)	53,515	200,167
Comprehensive income:
Loss for the three – months period	-	-	-	-	(9,255)	(2,788)	(12,043)
Currency translation differences	-	-	-	2,415	-	-	2,415
Total comprehensive loss for the period ended 31 March 2016	-	-	-	2,415	(9,255)	(2,788)	(9,628)
Transactions with owners:
Share-based payment	1	1,562	-	-	(1,114)	41	490
	1	1,562	-	-	(1,114)	41	490
Balance at 31 March 2016 (Unaudited)	60	233,567	127,527	(2,096)	(218,797)	50,768	191,029

Balance at 31 December 2016	60	236,046	127,527	2,591	(260,459)	35,828	141,593
Comprehensive income:
Profit for the three – months period	-	-	-	-	3,634	2,173	5,807
Currency translation differences	-	-	-	532	-	-	532
Total comprehensive profit for the period ended 31 March 2017	-	-	-	532	3,634	2,173	6,339
Transactions with owners:
Share-based payment	-	432	-	-	534	43	1,009
	-	432	-	-	534	43	1,009
Balance at 31 March 2017 (Unaudited)	60	236,478	127,527	3,123	(256,291)	38,044	148,941

5

GEOPARK LIMITED

31 MARCH 2017

CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$ ’000	Three-months period ended 31 March 2017 (Unaudited)	Three-months period ended 31 March 2016 (Unaudited)
Cash flows from operating activities
Profit (Loss) for the period	5,807	(12,043)
Adjustments for:
Income tax expense (benefit)	15,990	(685)
Depreciation	15,716	21,522
Loss on disposal of property, plant and equipment	423	-
Amortisation of other long-term liabilities	(125)	(146)
Accrual of borrowing’s interests	6,801	6,970
Unwinding of long-term liabilities	605	845
Accrual of share-based payment	1,009	490
Foreign exchange gain	(2,909)	(7,457)
Unrealized gain on commodity risk management contracts	(5,183)	-
Income tax paid	(433)	-
Change in working capital	7,513	10,423
Cash flows from operating activities – net	45,214	19,919
Cash flows from investing activities
Purchase of property, plant and equipment	(23,484)	(8,350)
Cash flows used in investing activities – net	(23,484)	(8,350)
Cash flows from financing activities
Proceeds from borrowings	-	186
Principal paid	(11,253)	(10,070)
Interest paid	(12,559)	(12,810)
Cash flows used in financing activities - net	(23,812)	(22,694)
Net decrease in cash and cash equivalents	(2,082)	(11,125)
Cash and cash equivalents at 1 January	73,563	82,730
Currency translation differences	(1,223)	(20)
Cash and cash equivalents at the end of the period	70,258	71,585
Ending Cash and cash equivalents are specified as follows:
Cash in banks	70,242	71,572
Cash in hand	16	13
Cash and cash equivalents	70,258	71,585

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GEOPARK LIMITED

31 MARCH 2017

EXPLANATORY NOTES

Note 1

General information

GeoPark Limited (the Company) is a company incorporated under the law of Bermuda. The Registered Office address is Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (“the Group”) are exploration, development and production for oil and gas reserves in Chile, Colombia, Brazil, Peru and Argentina.

This consolidated interim financial report was authorised for issue by the Board of Directors on 9 May 2017.

Basis of Preparation

The consolidated interim financial report of GeoPark Limited is presented in accordance with IAS 34 “Interim Financial Reporting”. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the annual financial statements as at and for the years ended 31 December 2015 and 2016, which have been prepared in accordance with IFRS.

The consolidated interim financial report has been prepared in accordance with the accounting policies applied in the most recent annual financial statements. For further information please refer to GeoPark Limited's consolidated financial statements for the year ended 31 December 2016.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Company are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2016.

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GEOPARK LIMITED

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Note 1 (Continued)

Financial risk management

The Company’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk- concentration, funding and liquidity risk, interest risk and capital risk. The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at 31 December 2016.

There have been no changes in the risk management since year end or in any risk management policies.

Subsidiary undertakings

The following chart illustrates the Group structure as of 31 March 2017 (a):

(a) LG International is not a subsidiary, it is Non-controlling interest.

There have been no changes in the Group structure since year end.

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31 MARCH 2017

Note 1 (Continued)

Subsidiary undertakings (Continued)

Details of the subsidiaries and joint operations of the Company are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina Limited – Bermuda	100%
	GeoPark Argentina Limited – Argentinean Branch	100% (a)
	GeoPark Latin America Limited	100%
	GeoPark Latin America Limited – Agencia en Chile	100% (a)
	GeoPark S.A. (Chile)	100% (a) (b)
	GeoPark Brazil Exploração y Produção de Petróleo e Gás Ltda. (Brazil)	100% (a)
	GeoPark Chile S.A. (Chile)	80% (a) (c)
	GeoPark Fell S.p.A. (Chile)	80% (a) (c)
	GeoPark Magallanes Limitada (Chile)	80% (a) (c)
	GeoPark TdF S.A. (Chile)	68.8% (a) (d)
	GeoPark Colombia S.A. (Chile)	100% (a)
	GeoPark Colombia SAS (Colombia)	80% (a) (c)
	GeoPark Latin America Coöperatie U.A. (The Netherlands)	100%
	GeoPark Colombia Coöperatie U.A. (The Netherlands)	80% (a) (c)
	GeoPark S.A.C. (Peru)	100% (a)
	GeoPark Perú S.A.C. (Peru)	100% (a)
	GeoPark Operadora del Perú S.A.C. (Peru)	100% (a)
	GeoPark Peru Coöperatie U.A. (The Netherlands)	100%
	GeoPark Brazil Coöperatie U.A. (The Netherlands)	100%
	GeoPark Colombia E&P S.A.(Panama)	100% (b)
	GeoPark Colombia E&P Sucursal Colombia(Colombia)	100% (b)
Joint operations	Tranquilo Block (Chile)	50% (e)
	Flamenco Block (Chile)	50% (e)
	Campanario Block (Chile)	50% (e)
	Isla Norte Block (Chile)	60% (e)
	Yamu/Carupana Block (Colombia)	89.5%/100% (e)
	Llanos 34 Block (Colombia)	45% (e)
	Llanos 32 Block (Colombia)	10%
	CPO-4 Block (Colombia)	50% (e)
	Puelen Block (Argentina)	18%
	Sierra del Nevado Block (Argentina)	18%
	CN-V Block (Argentina)	50% (e)
	Manati Field (Brazil)	10%

(a)	Indirectly owned.

(b)	Dormant companies.

(c)	LG International has 20% interest.

(d)	LG International has 20% interest through GeoPark Chile S.A. and a 14% direct interest, totaling 31.2%.

(e)	GeoPark is the operator in all blocks.

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Note 2

Revenue

Amounts in US$ '000	Three-months period ended 31 March 2017	Three-months period ended 31 March 2016

Sale of crude oil	54,513	23,169
Sale of gas	12,195	13,395
	66,708	36,564

Note 3

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Corporate Governance, Finance and People departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payment, unrealized result on commodity risk management contracts and other non recurring events. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative, Geological and Geophysical and Other operating expenses. Other information provided, except as noted below, to the Executive Committee is measured in a manner consistent with that in the financial statements.

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Note 3 (Continued)

Segment Information (Continued)

Three-months period ended 31 March 2017

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
Revenue	66,708	54,441	4,863	7,404	-	-	-
Sale of crude oil	54,513	54,287	23	203	-	-	-
Sale of gas	12,195	154	4,840	7,201	-	-	-
Production and operating costs	(17,552)	(11,924)	(2,808)	(2,820)	-	-	-
Royalties	(4,718)	(3,933)	(151)	(634)	-	-	-
Transportation costs	(538)	(279)	(259)	-	-	-	-
Share-based payment	(112)	(60)	(43)	(9)	-	-	-
Other costs	(12,184)	(7,652)	(2,355)	(2,177)	-	-	-
Depreciation	(15,716)	(8,650)	(4,688)	(2,305)	(32)	(31)	(10)
Operating Profit / (Loss)	28,131	35,865	(4,523)	979	(489)	(914)	(2,787)
Operating netback	49,021	42,690	1,898	4,594	(161)	-	-
Adjusted EBITDA	38,844	38,087	288	3,753	(351)	(833)	(2,100)

Three-months period ended 31 March 2016

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
Revenue	36,564	19,038	9,201	8,325	-	-	-
Sale of crude oil	23,169	19,038	3,959	172	-	-	-
Sale of gas	13,395	-	5,242	8,153	-	-	-
Production and operating costs	(13,015)	(5,849)	(5,195)	(1,971)	-	-	-
Royalties	(1,756)	(640)	(359)	(757)	-	-	-
Transportation costs	(757)	(367)	(390)	-	-	-	-
Share-based payment	(80)	(63)	(17)	-	-	-	-
Other costs	(10,422)	(4,779)	(4,429)	(1,214)	-	-	-
Depreciation	(21,522)	(8,473)	(9,050)	(3,917)	(49)	(33)	-
Operating (Loss) / Profit	(11,222)	(1,946)	(7,796)	1,328	82	(819)	(2,071)
Operating netback	20,981	10,596	3,810	6,366	203	11	(5)
Adjusted EBITDA	11,553	6,618	1,289	5,358	804	(769)	(1,747)

Total Assets	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
31 March 2017	649,167	196,801	311,926	101,372	5,924	6,074	27,070
31 December 2016	640,540	182,784	317,969	99,904	6,071	5,020	28,792

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Note 3 (Continued)

Segment Information (Continued)

A reconciliation of total Operating netback to total profit (loss) before income tax is provided as follows:

	Three-months period ended 31 March 2017	Three-months period ended 31 March 2016
Operating netback	49,021	20,981
Geological and geophysical expenses	(2,429)	(2,303)
Administrative expenses	(7,748)	(7,125)
Adjusted EBITDA for reportable segments	38,844	11,553
Unrealized gain on commodity risk management contracts	5,183	-
Depreciation (a)	(15,716)	(21,522)
Share-based payment	(1,009)	(490)
Others (b)	829	(763)
Operating profit / (loss)	28,131	(11,222)
Financial expenses	(9,532)	(9,535)
Financial income	289	572
Foreign exchange gain	2,909	7,457
Profit / (Loss) before tax	21,797	(12,728)

(a)	Net of capitalised costs for oil stock included in Inventories. Depreciation includes US$ 829,000 (US$ 955,000 in 2016) generated by assets not related to production activities.

(b)	Includes allocation to capitalised projects.

The following table presents a reconciliation of Adjusted EBITDA to operating profit for the three-month periods ended 31 March 2017 and 2016:

	Three-months period ended 31 March 2017
	Colombia	Chile	Brazil	Other (a)	Total
Adjusted EBITDA for reportable segments	38,087	288	3,753	(3,284)	38,844
Depreciation	(8,650)	(4,688)	(2,305)	(73)	(15,716)
Unrealized gain on commodity risk management contracts	5,183	-	-	-	5,183
Share-based payment	(129)	(89)	(46)	(745)	(1,009)
Others	1,374	(34)	(423)	(88)	829
Operating Profit / (Loss)	35,865	(4,523)	979	(4,190)	28,131

(a) Includes Argentina, Peru and Corporate.

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Note 3 (Continued)

Segment Information (Continued)

	Three-months period ended 31 March 2016
	Colombia	Chile	Brazil	Other (a)	Total
Adjusted EBITDA for reportable segments	6,618	1,289	5,358	(1,712)	11,553
Depreciation	(8,473)	(9,050)	(3,917)	(82)	(21,522)
Share-based payment	(136)	(76)	(6)	(272)	(490)
Others	45	41	(107)	(742)	(763)
Operating Profit / (Loss)	(1,946)	(7,796)	1,328	(2,808)	(11,222)

(a) Includes Argentina, Peru and Corporate.

Note 4

Commodity risk management contracts

During 2016, the Group entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives were zero-premium collars and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties. The Group’s derivatives are accounted for as non-hedge derivatives as of 31 March 2017 and therefore all changes in the fair values of its derivative contracts are recognized as gains or losses in the earnings of the periods in which they occur.

Period Hedged	Reference	Type	Volume bbl/d	Price US$/bbl

1 November 2016 – 30 June 2017	ICE BRENT	Zero Premium Collar	4,000	50.0 Put 57.0 Call
1 November 2016 – 30 June 2017	ICE BRENT	Zero Premium Collar	2,000	50.0 Put 57.1 Call
1 January 2017 – 30 September 2017	ICE BRENT	Zero Premium Collar	3,000	54.0 Put 61.1 Call
1 January 2017 – 30 September 2017	ICE BRENT	Zero Premium Collar	1,000	54.0 Put 61.0 Call
1 January 2017 – 30 September 2017	ICE BRENT	Zero Premium Collar	2,000	53.0 Put 60.1 Call

The table below summarizes the gain on the commodity risk management contracts:

	Three-months period ended 31 March 2017	Three-months period ended 31 March 2016
Realized gain on commodity risk management contracts	204	-
Unrealized gain on commodity risk management contracts	5,183	-
Total	5,387	-

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Note 5

Production and operating costs

Amounts in US$ '000	Three-months period ended 31 March 2017	Three-months period ended 31 March 2016
Staff costs	3,360	3,041
Well and facilities maintenance	2,661	1,912
Consumables	2,601	1,688
Royalties	4,718	1,756
Transportation costs	538	757
Equipment rental	1,079	916
Field camp	539	492
Gas plant costs	1,538	1,647
Non operated blocks costs	281	292
Share-based payment	112	80
Other costs	2,071	174
Crude oil stock variation	(1,946)	260
	17,552	13,015

Note 6

Geological and geophysical expenses

Amounts in US$ '000	Three-months period ended 31 March 2017	Three-months period ended 31 March 2016
Staff costs	2,041	1,709
Share-based payment	126	51
Other services	388	594
Allocation to capitalised project	(1,347)	-
	1,208	2,354

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Note 7

Administrative expenses

Amounts in US$ '000	Three-months period ended 31 March 2017	Three-months period ended 31 March 2016
Staff costs	5,348	4,472
Share-based payment	771	359
Consultant fees	851	739
New projects	143	104
Travel expenses	486	196
Director fees and allowance	646	374
Other administrative expenses	274	1,240
	8,519	7,484

Note 8

Selling expenses

Amounts in US$ '000	Three-months period ended 31 March 2017	Three-months period ended 31 March 2016
Transportation	254	2,593
Selling taxes and other	194	78
	448	2,671

Note 9

Financial expenses

Amounts in US$ '000	Three-months period ended 31 March 2017	Three-months period ended 31 March 2016
Bank charges and other financial costs	978	910
Unwinding of long-term liabilities	605	845
Interest and amortisation of debt issue costs	8,029	7,906
Less: amounts capitalised on qualifying assets	(80)	(126)
	9,532	9,535

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Note 10

Property, plant and equipment

Amounts in US$'000	Oil & gas properties	Furniture, equipment and vehicles	Production facilities and machinery	Buildings and improve- ments	Construction in progress	Exploration and evaluation assets	TOTAL
Cost at 1 January 2016	648,992	13,745	124,832	10,518	29,823	87,000	914,910
Additions	137	229	-	-	4,506	3,625	8,497
Transfers	4,011	-	1,558	-	(5,628)	59	-
Currency translation differences	7,429	61	651	17	-	697	8,855
Cost at 31 March 2016	660,569	14,035	127,041	10,535	28,701	91,381	932,262

Cost at 1 January 2017	692,241	14,357	132,413	10,553	32,926	61,773	944,263
Additions	(209)(a)	169	-	-	11,711	11,604	23,275
Disposals	-	(24)	-	-	-	(399)	(423)
Transfers	9,876	-	10,144	-	(13,887)	(6,133)	-
Currency translation differences	4,316	(175)	434	6	70	169	4,820
Cost at 31 March 2017	706,224	14,327	142,991	10,559	30,820	67,014	971,935

Depreciation and write-down at 1 January 2016	(321,173)	(7,317)	(60,614)	(3,195)	-	-	(392,299)
Depreciation	(17,188)	(732)	(3,072)	(223)	-	-	(21,215)
Currency translation differences	(1,155)	(20)	(111)	(9)	-	-	(1,295)
Depreciation and write-down at 31 March 2016	(339,516)	(8,069)	(63,797)	(3,427)	-	-	(414,809)

Depreciation and write-down at 1 January 2017	(384,739)	(10,049)	(71,698)	(4,131)	-	-	(470,617)
Depreciation	(14,148)	(588)	(2,902)	(241)	-	-	(17,879)
Currency translation differences	(2,907)	(19)	(146)	(4)	-	-	(3,076)
Depreciation and write-down at 31 March 2017	(401,794)	(10,656)	(74,746)	(4,376)	-	-	(491,572)

Carrying amount at 31 March 2016	321,053	5,966	63,244	7,108	28,701	91,381	517,453
Carrying amount at 31 March 2017	304,430	3,671	68,245	6,183	30,820	67,014	480,363

(a)	Corresponds to the effect of restimation of assets retirement obligations in Colombia.

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GEOPARK LIMITED

31 MARCH 2017

Note 11

Share capital

Issued share capital	Three-months period ended 31 March 2017	Year ended 31 December 2016
Common stock (US$ ´000)	60	60
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	60,046,580	59,940,881
Total common shares in issue	60,046,580	59,940,881

Authorised share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares of par value US$ 0.001 per share. All of the Company issued and outstanding common shares are fully paid and nonassessable. The Company also has an employee incentive program, pursuant to which it has granted share awards to its senior management and certain key employees (see Notes 25 and 29 to the audited Consolidated Financial Statements as of 31 December 2016).

Note 12

Borrowings

The outstanding amounts are as follows:

Amounts in US$ '000	At 31 March 2017	Year ended 31 December 2016
Notes GeoPark Latin America Agencia en Chile (a)	298,758	304,059
Banco Itaú (b)	39,218	49,763
Banco de Chile (c)	3,559	4,709
Banco de Crédito e Inversiones (d)	126	141
	341,661	358,672

Classified as follows:

Current	32,152	39,283
Non-Current	309,509	319,389

17

GEOPARK LIMITED

31 MARCH 2017

Note 12 (Continued)

Borrowings (Continued)

(a) During February 2013, the Company successfully placed US$ 300 million notes which were offered under Rule 144A and Regulation S exemptions of the United States Securities laws.

The Notes, issued by the Company's wholly-owned subsidiary GeoPark Latin America Limited Agencia en Chile ("the Issuer"), were priced at 99.332% and carry a coupon of 7.50% per annum (yield 7.625% per annum). Final maturity of the notes will be 11 February 2020. The Notes are guaranteed by GeoPark Limited and GeoPark Latin America Cooperatie U.A. and are secured with a pledge of all of the equity interests of the Issuer in GeoPark Chile S.A. and GeoPark Colombia S.A. and a pledge of certain intercompany loans. The debt issuance cost for this transaction amounted to US$ 7,637,000. The indenture governing our Notes due 2020 includes incurrence test covenants that provides among other things, that, the Debt to EBITDA ratio should not exceed 2.5 times and the EBITDA to Interest ratio should exceed 3.5 times. As of the date of these interim condensed consolidated financial statements, the Company’s Debt to EBITDA ratio was 3.2 times and the EBITDA to Interest ratio was 3.4 times, primarily due to the lower oil prices that impacted the Company’s EBITDA generation. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others, (other than in each case, certain specific exceptions). As of the date of these interim condensed consolidated financial statements, the Company is in compliance of all the indenture’s provisions.

(b) During March 2014, GeoPark executed a loan agreement with Itaú BBA International for US$ 70,450,000 to finance the acquisition of a 10% working interest in the Manatí field in Brazil. The interest will be paid semi-annually; principal will be cancelled semi-annually with a year grace period. The debt issuance cost for this transaction amounted to US$ 3,295,000. In March 2015, the Company reached an agreement to: (i) extend the principal payments that were due in 2015 (amounting to approximately US$ 15,000,000), which will be divided pro-rata during the remaining principal installments, starting in March 2016 and (ii) to increase the variable interest rate to six-month LIBOR + 4.0%. As a result of the above, in March 2016 and 2017 and September 2016, the Company paid US$ 10.000.000 corresponding to principal payments under the current principal amortization schedule.

The facility agreement includes customary events of default, and requires the Brazilian subsidiary to comply with customary covenants, including the maintenance of a ratio of net debt to EBITDA of up to 3.5x for the first two years and up to 3.0x thereafter. The credit facility also limits the borrower’s ability to pay dividends if the ratio of net debt to EBITDA is greater than 2.5x. As of the date of these interim condensed consolidated financial statements, the Company has complied with these covenants

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GEOPARK LIMITED

31 MARCH 2017

Note 12 (Continued)

Borrowings (Continued)

(c) During December 2015, GeoPark executed a loan agreement with Banco de Chile for US$ 7,028,000 to finance the start-up of new Ache gas field in GeoPark-operated Fell Block. The interest rate applicable to this loan is LIBOR plus 2.35% per annum. The interest and the principal will be paid on monthly basis; with a six months grace period, with final maturity on December 2017.

(d) During February 2016, GeoPark executed a loan agreement with Banco de Crédito e Inversiones for US$ 186,000 to finance the acquisition of vehicles for the Chilean operation. The interest rate applicable to this loan is 4.14% per annum. The interest and the principal will be paid on monthly basis, with final maturity on February 2019.

As of the date of this interim condensed consolidated report, the Group has available credit lines for over US$ 31,200,000.

Note 13

Provisions and other long-term liabilities

The outstanding amounts are as follows:

Amounts in US$ '000	At 31 March 2017	Year ended 31 December 2016
Assets retirement obligation and other environmental liabilities	29,969	29,862
Deferred income	3,359	3,484
Other	9,483	9,163
	42,811	42,509

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GEOPARK LIMITED

31 MARCH 2017

Note 14

Trade and other payables

The outstanding amounts are as follows:

Amounts in US$ '000	At 31 March 2017	Year ended 31 December 2016
Trade payables	33,216	23,650
Payables to related parties (a)	28,519	27,801
Customer advance payments (b)	17,500	20,000
Taxes and other debts to be paid	2,687	3,355
Staff costs to be paid	8,789	7,749
V.A.T.	442	1,102
To be paid to co-venturers	2,845	1,614
Royalties to be paid	1,996	1,503
	95,994	86,774

Classified as follows:

Current	63,728	52,008
Non-Current	32,266	34,766

(a)	The outstanding amount corresponds to advanced cash call payments granted by LGI to GeoPark Chile S.A. for financing Chilean operations in TdF’s blocks. The expected maturity of these balances is July 2020 and the applicable interest rate is 8% per annum.

(b)	In December 2015, the Company entered into a prepayment agreement with Trafigura under which the Company sells and deliver a portion of its Colombian crude oil production. Funds committed are available upon request and will be repaid by the Company on a monthly basis through future oil deliveries over the period of the contract.

20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: May 10, 2017